                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             TALLY-HO VENTURES, INC.
                                 SEC FILE NUMBER
                                   333-104631
                                  CUSIP NUMBER
                                   87482R 10 4

                                 on FORM 10-KSB
                       for period ended December 31, 2003

Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

PART I - REGISTRANT INFORMATION

TALLY-HO VENTURES, INC.
518 Oak Street #2
Glendale, CA  91204

PART II - RULES 12b-25(b) AND (c)

        (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The  subject  annual  report on Form  10-KSB  will be filed on or before the fifteenth calendar day following the prescribed due date;
            and
        (c) The  accountant's  statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

On January 2, 2004, registrant, Tally-Ho Ventures, Inc., a Delaware corporation, prepared data for fiscal year-end December 31, 2003 - including balance sheet, statement of expenses and cash flow statement - and forwarded it to auditors for the registrant. Auditors for the registrant responded on January 19, 2004 with additional requests for data. Registrant provided the additional data requested by the auditors on February 24, 2004.

                                       1

From March 12 - March 16, 2004, auditors made additional requests for data, all of which requested data was provided on the day each of the requests was made, with the exception of the request made by the auditors for a letter from registrant's attorney regarding knowledge of any legal action against the registrant, which was completed by registrant's attorney on March 26, 2004.

Auditors provided audited financial report for fiscal year ending December 31,
2003 on March 23, 2004 for review purposes only. Auditors at that time requested additional paperwork from the registrant, and also requested that they review
Form 10-KSB prior to it being filed. Registrant has not provided the Form 10-KSB to the auditors for their review as of date signed below.

Registrant's understanding is that once registrant provides 10-KSB to auditors for their review, auditors will consent to filing of Form 10-KSB.

PART IV - OTHER INFORMATION

        (1)  Name  and  telephone  number  of  person  to  contact  in  regard to this notification:

             Tal L. Kapelner         (818) 550-7886

        (2) All  other  periodic  reports  required  under  Section  13 or
            15(d) of the  Securities  Exchange Act of 1934 during the preceding
            12 months or for such shorter  period that the  registrant  was required to file such report(s) have been filed.

        (3) It is not anticipated  that any  significant  change in results of operations from the corresponding period for the last fiscal year will be  reflected by the  earnings  statements  to be included in the subject report.

TALLY-HO VENTURES, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 29, 2004

By:      /s/ Tal L. Kapelner
         Tal L. Kapelner, President